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                                                                   Exhibit 99.78

New release via Canada NewsWire, Toronto  416-863-9350

      Attention Business Editors:
      TRANSITION THERAPEUTICS GRANTED US PATENT WITH COMPOSITION OF MATTER CLAIMS FOR E1-I.N.T.(TM)

TORONTO, May 8 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH) announced today that the U.S. Patent and Trademark Office has granted US Patent #7,037,504 to the Company. The claims in this patent cover the composition of matter of Transition's diabetes regenerative agent E1 and extend the protection of Transition's lead product E1-I.N.T.(TM). Transition's patent portfolio for diabetes regenerative therapies now expands to 10 issued patents with an extensive portfolio of patent applications pending in multiple jurisdictions throughout the world.

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, and is in exploratory Phase IIa clinical trials to evaluate efficacy, safety and tolerability of E1-I.N.T.(TM) in type I and type II diabetes patients; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, which is currently in pre-clinical development.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for an exploratory Phase IIa clinical trial of its lead regenerative product, E1-I.N.T.(TM) in type II diabetes patients. The Company is currently enrolling patients for an exploratory Phase IIa clinical trial for E1-I.N.T.(TM) in type I diabetes patients, a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may

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materially differ based on many factors, including those described in the press releases.

% SEDAR: 00015806E
/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 06:30e 08-MAY-06